Exhibit 99.1

Shanda Games Receives 15 Golden Phoenix Awards at the 2010 China Game Industry Annual Conference

Shanghai, China, January 20, 2011 — Shanda Games Limited (“Shanda Games”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, announced today that Shanda Games received a total of 15 Golden Phoenix Awards at the 2010 China Game Industry Annual Conference, held on January 19, 2011, in recognition of Shanda Games’ outstanding contributions in the online game industry.

•	Most Influential Figures in China’s Game Industry: Alan Qunzhao Tan (Chairman and CEO of Shanda Games), Tianqiao Chen (Director of Shanda Games, Chairman and CEO of Shanda Interactive)

•	Top Ten Best Game Operator

•	Top Ten Game Developer

•	Top Ten Most Anticipated Online Game: Legend of Immortals, Final Fantasy XIV

•	Top Ten Most Popular Online Games: Dragon Nest, The World of Legend

•	Top Ten Most Popular Domestic Games: The World of Legend, Hades Realm II

•	Top Ten Most Popular Casual Games: Maple Story, BnB, Latale

•	Newly Promoted Enterprises in China’s Online Game Industry: Shanghai Hongli Digital Technology Co., Ltd. (Goldcool Games, a subsidiary of Shanda Games)

•	Newly Promoted Figures in China’s Game Industry: Binbin Ge (CEO of Goldcool Games)

Golden Phoenix Awards are considered among the most prestigious awards in China’s online game industry.

About Shanda Games

Shanda Games Limited (Nasdaq:GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-6058-8688 (Shanghai)
Email: IR@ShandaGames.com

Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com

Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com